Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

28th November 2006



Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Joint Announcement, Circular and Poll Results dated 20 November and 24 November 2006 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh



(*incorporated in Hong Kong with limited liability*)
(stock code: 0017)



(*incorporated in Bermuda with limited liability*)
(stock code: 0659)

FURTHER ANNOUNCEMENT ON DISCLOSEABLE TRANSACTIONS

CRCTC had transferred 8% each of its equity interests in the JV Enterprise to each of AOS, ZISS and DBAG. Subsequent to such transfers, the JV Parties and the New Partners entered into the Supplemental Agreement on 20 November 2006 to amend certain terms of the Joint Venture Agreement.

Save as disclosed in this announcement, the material terms of the Joint Venture Agreement remain substantially unchanged. Moreover, the equity interests in the JV Enterprise to be held by NWS Service and the investment amount to be contributed by it under the Joint Venture Agreement shall remain unchanged.

BACKGROUND

Reference are made to the following announcements and circular in respect of the proposed setting up of the JV Enterprise for carrying on the business of developing, operating and managing a total of 18 large scale pivotal rail container terminals, one in each of the 18 Cities:

(1) the announcement issued by NWSH on 26 September 2005 in relation to the Investment LoI;

(2) the announcement issued by NWSH on 10 April 2006 in relation to the Investment Framework Agreement;

(3) the joint announcement issued by NWD and NWSH on 28 September 2006 in relation to the Joint Venture Agreement; and

(4) the circular issued by each of NWD and NWSH on 20 October 2006 in relation to the Joint Venture Agreement.

Unless otherwise defined herein, capitalized terms used in this announcement shall have the meaning given to such terms in the Joint Announcement.

CRCTC had transferred 8% each of its equity interests in the JV Enterprise to each of AOS, ZISS and DBAG. Subsequent to such transfers, the JV Parties and the New Partners entered into the Supplemental Agreement on 20 November 2006 to amend certain terms of the Joint Venture Agreement.

THE SUPPLEMENTAL AGREEMENT

Major amendments to the terms of the Joint Venture Agreement as stipulated in the Supplemental Agreement are set forth below:

Equity interests

The equity interests in the JV Enterprise to be held by the JV Parties and the New Partners subsequent to the abovesaid transfers of interests are as follows:

CRCTC	34%
NWS Service	22%
CIMC	10%
Promisky	10%
AOS	8%
ZISS	8%
DBAG	8%
	100%

Board of directors

The board of directors of the JV Enterprise shall be consisted of eleven directors instead of ten directors as set out in the Joint Venture Agreement. NWS Service shall still be entitled to nominate two directors into this board.

Board of supervisors

The board of supervisors of the JV Enterprise shall be consisted of nine supervisors instead of seven supervisors as set out in the Joint Venture Agreement. NWS Service shall still be entitled to nominate one supervisor into this board.

The Supplemental Agreement is subject to the approval of the relevant PRC government authorities.

Save as disclosed in this announcement, the material terms of the Joint Venture Agreement remain substantially unchanged. Moreover, the equity interests in the JV Enterprise to be held by NWS Service and the investment amount to be contributed by it under the Joint Venture Agreement shall remain unchanged. Each of the NWD Board and the NWSH Board believes that the terms of the Supplemental Agreement are fair and reasonable and in the best interests of both NWD and NWSH and their respective shareholders as a whole.

INFORMATION RELATING TO THE NEW PARTNERS

The principal business of AOS includes investment and operation of rail container and multi-modal transportation, rail terminals and logistics services.

The principal business of ZISS is the provision of international container shipping services.

The principal business of DBAG includes management and operation of transportation and logistics businesses.

To the best knowledge of each of the NWD Board and the NWSH Board, each of the New Partners and its respective ultimate beneficial owners are independent from and not connected with any of the directors, chief executives and substantial shareholders of each of NWD and NWSH or any of their subsidiaries or associates.

TERMS USED IN THE ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"AOS"	Adriatic Ocean Shipping Company Limited (to be renamed as Rail Transport (International) Limited), a company incorporated under the laws of Gibraltar
"CIMC"	China International Marine Containers (Group) Co., Ltd., a company incorporated in the PRC with limited liability and whose shares are listed in the Shenzhen Stock Exchange
"CRCTC"	中鐵集裝箱運輸有限責任公司(China Railway Container Transport Corp. Ltd., for identification purposes only), a company incorporated in the PRC by the Ministry of Railways
"DBAG"	Deutsche Bahn AG, a company incorporated under the laws of Germany
"Joint Announcement"	the joint announcement issued by NWD and NWSH on 28 September 2006 in relation to the Joint Venture Agreement
"New Partners"	collectively, AOS, ZISS and DBAG
"NWS Service"	NWS Service Management Limited, a company incorporated in the Cayman Islands, and is a direct wholly-owned subsidiary of NWSH
"Promisky"	Promisky Investment Limited, a company incorporated in Hong Kong with limited liability
"Supplemental Agreement"	a supplemental agreement dated 20 November 2006 and made among the JV Parties and the New Partners to amend certain terms of the Joint Venture Agreement
"ZISS"	Zim Integrated Shipping Services Limited, a company incorporated under the laws of Israel

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 20 November 2006

As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) the non-executive directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) the independent non-executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John.

As at the date of this announcement: (a) the executive directors of NWSH are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung and Mr. William Junior Guilherme Doo; (b) the non-executive directors of NWSH are Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWSH are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

Directors:

Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
LIANG Chong-Hou, David
LEUNG Chi-Kin, Stewart

Non-executive Directors:
Lord SANDBERG, Michael*
CHENG Yue-Pui
YEUNG Ping-Leung, Howard*
Dr. CHA Mou-Sing, Payson, JP*
CHENG Kar-Shing, Peter
CHOW Kwai-Cheung
HO Hau-Hay, Hamilton
LEE Luen-Wai, John, JP*
LIANG Cheung-Biu, Thomas
CHA Mou-Zing, Victor
(alternate director to Dr. CHA Mou-Sing, Payson)

* *Independent non-executive director*

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

24 November 2006

To the shareholders of the Company

Dear Shareholders,

Final Dividend for the Year Ended 30 June 2006

Particulars of the Final Dividend

On 10 October 2006, it was announced that the Directors of New World Development Company Limited ("the Company") resolved to recommend a final dividend for the year ended 30 June 2006 of HK$0.20 per share ("Final Dividend") to shareholders on the register of members as at 24 November 2006, and as to HK$0.01 per share, this dividend will be paid in cash to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) and as to HK$0.19 per share, this dividend should take the form of scrip dividend with a cash option to shareholders. At the annual general meeting held on 24 November 2006, the Final Dividend was approved.

Accordingly, each shareholder has the choices of receiving:-

(a) an allotment of new shares with a nominal value of $1.00 each ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equal to, save for adjustment for fractions, the total amount of dividend which such shareholder could elect to receive in cash in respect of HK$0.19 per share; or

(b) cash of HK$0.19 per share; or

(c) partly New Shares and partly cash.

In all the above cases, shareholders will receive in addition cash of HK$0.01 per share.

For the purpose of calculating the number of New Shares to be allotted under (a) and (c) above, the market value of a New Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing share of the Company on The Stock Exchange of Hong Kong Limited for the five trading days (on which such price is available) up to and including 22 December 2006 as follow:

$$\text{Number of New Shares to be received} = \text{Number of existing shares for which cash election is not made} \times \frac{\text{HK\$0.19}}{\text{five trading days average closing price} \times \frac{97}{100}}$$

Consequently, it will not be possible to determine until after the close of business on 22 December 2006, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled. A press announcement setting out the basis of allotment of the New Shares will be made on 27 December 2006.

The number of New Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to New Shares under choices (a) and (c) above will be disregarded and the benefit thereof will accrue to the Company.

Stock Exchange Listing and Certificates

The shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. No part of the Company's securities are listed or dealt in on any other stock exchange, nor is listing or permission to deal on any other exchange being or proposed to be sought.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the New Shares. It is expected that certificates for the New Shares and cheques for cash entitlements will be posted to shareholders at the risk of those entitled thereto on or before 19 January 2007. The New Shares will not rank for the Final Dividend but will rank pari passu in all other respects with the existing shares of the Company. Dealing of the New Shares on The Stock Exchange of Hong Kong Limited is expected to commence on 22 January 2007 after despatch to shareholders of the certificates for the New Shares.

Form of Election

A form of election has been prepared and sent herewith for use by shareholders who wish to receive the Final Dividend wholly in cash or partly in cash and partly by the issue of New Shares, or to make a permanent election to receive cash in lieu of any future dividend in scrip form.

Shareholders who wish to elect to receive all or part of the Final Dividend in cash in lieu of allotment of New Shares must complete the form of election in accordance with the instructions printed thereon and return them to the Company's Share Registrars, Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong so as to arrive not later than 4:00 p.m. on Friday, 15 December 2006. No acknowledgment of receipt of the form of election will be issued. Those shareholders electing to receive New Shares will not know at the time of election the exact number of New Shares entitled by them and are therefore advised to refer to the press announcement to be made on 27 December 2006 regarding the basis of allotment of the New Shares.

Shareholders who wish to receive the scrip portion of the Final Dividend of HK$0.19 wholly in form of New Shares should not complete the form of election.

No form of election will be sent to any shareholder who has made earlier a permanent election to receive cash in lieu of any future dividend in scrip form. Any such shareholder wishing to change his existing permanent election for cash and to elect to receive New Shares or partly New Shares and partly cash must give at least seven days' notice in writing before 15 December 2006 (i.e. on or before 8 December 2006) to Tengis Limited at the address stated above.

Overseas Shareholders

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia. After making enquiries with legal advisers in relevant jurisdictions regarding legal restrictions and regulatory requirements, the Company understands there are restrictions from inviting shareholders in those jurisdictions to receive the Final Dividend in scrip form, either absolutely or unless local approval, registration or other requirements or formalities are complied with.

In particular, the Company has been advised by lawyers in Malaysia that based on a conservative interpretation of the Malaysia Securities Commission Act 1993, the scrip dividend scheme could fall within the provisions of section 32(2)(a) of the Malaysian Securities Commission Act 1993 and it would be prudent to comply with the requirements of section 32(2) of the Malaysian Securities Commission Act 1993 which necessitates the submission of a proposal to the Malaysian Securities Commission for its approval.

In the circumstances, the Directors consider that it would be necessary or expedient for shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia not to be permitted to receive the Final Dividend in scrip form. Such shareholders will receive the Final Dividend wholly in cash. This document will be sent to those shareholders for information only.

All other shareholders with a registered address outside Hong Kong or otherwise resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the Final Dividend in scrip form or if any governmental or other consent is required or other formalities need to be observed. No person resident in any territory outside Hong Kong and no person receiving in any territory outside Hong Kong a copy of this document and/or a form of election may treat the same as an invitation to him to subscribe shares unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This document and the form of election will not be registered in Hong Kong or in any other jurisdiction.

The Directors have been advised by the relevant local legal advisors that in relation to shareholders who are resident in the provinces of British Columbia and Ontario, Canada (the "Canadian Shareholders"), securities obtained by Canadian Shareholders by way of scrip dividend will be restricted securities in Canada. Accordingly, Canadian Shareholders that intend to sell shares acquired in the scrip form of the Final Dividend must: (i) effect the sale through an appropriately registered dealer or pursuant to an exemption from the dealer registration requirement under applicable provincial securities laws in Canada and (ii) satisfy the prospectus filing requirement under local provincial securities laws in Canada or rely on an exemption from the same. Canadian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Final Dividend in scrip form and in relation to future sale of any shares so acquired.

Shareholders having a registered address in the Philippines should note that exemption from the registration statement is claimed under the provision of Section 10.1(d) of the Philippine Securities Regulation Code. No confirmation has been obtained from the Philippine Securities and Exchange Commission that the scrip dividend scheme qualifies as an exempt transaction. ***THE SECURITIES BEING OFFERED OR SOLD HEREIN HAVE NOT BEEN REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.***

General

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder.

Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Dealings in the shares of the Company may be settled through the Central Clearing and Settlement System. Investors should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Expected timetable

Last day of receipt of form of election . . . . Friday, 15 December 2006

Fix the market value of a New Share (5 trading days average) . . . . Monday, 18 December 2006
to Friday, 22 December 2006

Press announcement setting out the basis of allotment
of the New Shares . . . . Wednesday, 27 December 2006

Dividend warrant and share certificate to all shareholders . . . . Friday, 19 January 2007

Commencement of dealings in the New Shares . . . . Monday, 22 January 2007

Yours faithfully,
CHENG KAR-SHUN, HENRY
Managing Director

一般事項

對股東而言，選擇全部收取新股或收取現金，或選擇部份收取新股及部份收取現金，何者較為有利，端視乎股東之個別情況而定。

身為受託人之股東亦應諮詢專業顧問以確定是否有權作出有關選擇，以及就有關信託契約之條款考慮作出選擇之影響。

買賣本公司之股份可透過中央結算及交收系統交收，所以投資者應諮詢證券經紀或其他專業顧問就此等交收安排詳情及此等交收安排對　閣下權利及權益影響之程度。

預期時間表

選擇表格最後收回日期……二零零六年十二月十五日星期五

釐定新股之市值(五個交易日之平均數)……二零零六年十二月十八日星期一至二零零六年十二月二十二日星期五

在報章刊登通告説明有關新股配發之基準……二零零六年十二月二十七日星期三

新股股票及股息支票寄予股東……二零零七年一月十九日星期五

開始買賣新股……二零零七年一月二十二日星期一

此致

列位股東　台照

董事總經理
鄭家純
謹啟

二零零六年十一月二十四日

如股東選擇全部以新股方式收取末期股息之以股代息部份每股港幣十九仙，則不須填寫選擇表格。

股東如已經選擇在任何以股代息方式派發股息時長期收取現金，將不會收到選擇表格。此等股東如欲更改現時收取現金之選擇及選擇收取新股或部份收取新股及部份收取現金，須於二零零六年十二月十五日的七天前(即二零零六年十二月八日或以前)書面通知登捷時有限公司，地址如上。

海外股東

凡註冊地址乃在美國或其任何領土或屬土或馬來西亞之股東，均不會獲寄發選擇表格。經諮詢有關司法權區之法律顧問有關法律限制及監管規定後，本公司明白該等司法權區之股東在被邀請以股代息之方式收取末期股息方面受到限制(絕對或倘當地批准、註冊或其他規定或正式手續獲得遵守則除外)。

尤其是，本公司已獲馬來西亞律師指出，根據對《馬來西亞證券事務監察委員會法令(一九九三年)》的保守詮釋，以股代息計劃可能屬馬來西亞證券事務監察委員會法令(一九九三年)第32(2)(a)條條文的範疇之內。該條文規定必須向馬來西亞證券事務監察委員會呈交一份建議書並經其批准。為審慎起見，故應遵照馬來西亞證券事務監察委員會法令(一九九三年)第32(2)條的規定。

於該等情況下，董事認為，凡註冊地址乃在美國或其任何領土或屬土或馬來西亞之股東，必須或適宜不獲准以股代息之方式收取末期股息。該等股東將全部以現金方式收取末期股息。本文件將寄予該等股東僅供作參考。

所有註冊地址在香港以外或身居香港以外其他地方之股東應諮詢其專業顧問，以確定其是否獲准使用以股代息之方式收取末期股息，或是否需要政府或其他方面之同意或辦理其他手續。股東務請留意，居於香港以外任何地區之任何人士及香港以外任何地區之任何人士接獲本文件及／或選擇表格，均不得視作其獲邀認購股份，惟該項邀請於有關地區可合法向其提出，而毋須遵守任何未達成之註冊或其他法律規定則除外。

本文件及選擇表格將不會於香港或任何其他司法權區註冊。

董事獲有關當地法律顧問知會，有關居於加拿大英屬哥倫比亞及安大略省之股東(「加拿大股東」)，加拿大股東按以股代息之方式取得之證券在加拿大將為受限制證券。因此，擬出售該等以股代息方式之末期股息購入之股份之加拿大股東必須：(i)透過合適註冊交易商或根據加拿大適用省證券法獲豁免交易商註冊規定之交易商進行銷售及(ii)符合加拿大當地省證券法之章程存檔規定或倚賴據此獲得之豁免。建議加拿大股東諮詢其本身之專業顧問有關應否選擇以股代息之方式收取末期股息及日後據此購入之股份銷售事宜。

凡註冊地址乃在菲律賓之股東應注意，豁免註冊聲明乃根據菲律賓證券規例守則(Philippine Securities Regulation Code)第10.1(d)條之條文作出聲稱。並無從菲律賓證券交易委員會取得確認，以股代息計劃合資格作為獲豁免交易。***於本文件將提呈或出售之證券並未根據證券規例守則於菲律賓證券交易委員會登記。其任何未來提呈或出售均須遵照守則之註冊規定，惟該項提呈或出售合資格作為獲豁免交易則除外。***

因此每位股東均有權選擇收取：

(甲) 由本公司配發每股面值港幣一元已繳足股款之新股(「新股」)，獲發新股之合共市值(定義見下文)，除按零碎股份調整外，相等於有關股東應可選擇收取現金股息每股港幣十九仙之總額；或

(乙) 每股獲派現金港幣十九仙；或

(丙) 部份收取新股及部份收取現金。

上述所有情況下，股東將可額外收取現金每股港幣一仙。

為計算上述(甲)及(丙)項應配發新股之數目，每股新股之市值乃指本公司之一股現有股份於截至二零零六年十二月二十二日(包括該日在內)在香港聯合交易所有限公司之五個有報價交易日之平均收市價之97%，計算方式如下：

$$\text{應收新股數目} = \text{不選擇收取現金之現有股份數目} \times \frac{\text{港幣十九仙}}{\text{五個交易日之平均收市價} \times \frac{97}{100}}$$

因此，本公司須俟二零零六年十二月二十二日辦公時間完畢後方能確定選擇新股之股東所應獲發給之新股確實數目。本公司將於二零零六年十二月二十七日在報章刊登通告，說明有關新股配發之基準。

每位股東所獲配發之新股數目將撇除小數點後之零碎股數：上述(甲)及(丙)項選擇之新股之零碎股將不予配發，而有關利益將歸本公司所有。

交易所上市及股票

本公司股份現時在香港聯合交易所有限公司上市及買賣。本公司之證券並無在任何其他證券交易所上市或買賣，亦無尋求或建議尋求在任何其他證券交易所上市或批准買賣任何證券。

本公司已向香港聯合交易所有限公司上市小組申請批准將新股上市或買賣。預料新股之股票及股息支票將於二零零七年一月十九日或以前寄予各股東，如有郵誤，由收件股東承擔。新股將不得享有末期股息，但其他權益均與本公司現有股份相同。預期新股在香港聯合交易所有限公司之買賣將於二零零七年一月二十二日新股股票寄發予股東之後開始。

選擇表格

本公司已印備一份選擇表格，並連同此文件附上，以便股東選擇以全部現金收取末期股息，或部份收取現金及部份收取新股，或選擇於將來任何以股代息方式派發股息時長期收取現金。

股東如選擇以現金收取全部或部份末期股息，以代替配發新股，最遲須於二零零六年十二月十五日星期五下午四時正前將表格填妥交回香港皇后大道東二十八號金鐘匯中心二十六樓本公司股份過戶處登捷時有限公司。本公司在收到選擇表格後，不會發出收條。選擇收取新股之股東於作出選擇時將不會知道應獲發給新股之確實數目，因此，股東應參照將於二零零六年十二月二十七日在報章刊登載有新股配發之基準之通告。

重要文件　請即披閱

閣下如對本文件任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券經紀、銀行經理、律師、專業會計師或其他專業顧問。



新世界發展有限公司
New World Development Company Limited

(於香港註冊成立的有限公司)

(股份代號：0017)

董事：

執行董事：
拿督鄭裕彤博士(主席)
鄭家純博士(董事總經理)
冼為堅博士
梁仲豪
梁志堅

非執行董事：
沈弼勳爵*
鄭裕培
楊秉樑*
查懋聲博士JP*
鄭家成
周桂昌
何厚浠
李聯偉JP*
梁祥彪
查懋成(查懋聲博士之替任董事)

* 獨立非執行董事

註冊辦事處：
香港
皇后大道中18號
新世界大廈30樓

敬啟者：

截至二零零六年六月三十日止年度之末期股息

末期股息詳情

新世界發展有限公司(「本公司」)董事會於二零零六年十月十日宣佈，議決向股東建議派發截至二零零六年六月三十日止年度之末期股息每股港幣二角(「末期股息」)，給與於二零零六年十一月二十四日在股東名冊上登記之股東。該項末期股息其中每股港幣一仙，將以現金支付，以確保本公司股份可繼續根據受託人條例(香港法例第二十九章)為法定投資，其餘每股港幣十九仙，會採取以股代息方法派發，惟股東可選擇收取現金。於二零零六年十一月二十四日舉行之股東週年大會中，末期股息已獲通過。



新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

ANNOUNCEMENT OF POLL RESULTS

The Board of Directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce that at the annual general meeting of the Company held on 24 November 2006 (the "AGM"), a poll was demanded by the Chairman of the AGM in accordance with the Company's articles of association for voting on all proposed resolutions as set out in the notice of AGM dated 31 October 2006. All resolutions were approved by shareholders of the Company by way of a poll. Tengis Limited, the Share Registrar of the Company, acted as scrutineer for the poll at the AGM. The poll results in respect of the resolutions proposed at the AGM were as follows:

	Resolutions	Number of Votes (%) For	Number of Votes (%) Against
1.	To consider and adopt the audited Statement of Accounts and the Reports of Directors and Auditors for the year ended 30 June 2006.	2,041,000,760 (100.00%)	0 (0.00%)
2.	To declare a final dividend. (a final dividend of HK$0.20 per share comprising a cash dividend and a scrip dividend with a cash option to shareholders registered on 24 November 2006)	2,101,245,475 (100.00%)	0 (0.00%)
3.	(i) To re-elect Dr. Cheng Kar-Shun, Henry as Director.	2,099,850,577 (99.97%)	689,808 (0.03%)
	(ii) To re-elect Mr. Leung Chi-Kin, Stewart as Director.	2,072,268,805 (98.65%)	28,271,580 (1.35%)
	(iii) To re-elect Mr. Cheng Kar-Shing, Peter as Director.	2,096,730,313 (99.82%)	3,829,947 (0.18%)
	(iv) To re-elect Lord Sandberg, Michael as Director.	2,069,790,289 (98,54%)	30,749,971 (1.46%)
	(v) To re-elect Dr. Cha Mou-Sing, Payson as Director.	2,096,919,318 (99.83%)	3,641,067 (0.17%)
	(vi) To authorise the Board of Directors to fix the remuneration of Directors.	2,090,513,581 (99.52%)	10,018,377 (0.48%)
4.	To re-appoint Joint Auditors and authorise the Board of Directors to fix their remuneration.	2,100,976,380 (99.99%)	58,496 (0.01%)
5.	Ordinary Resolution in Item No. 5 of the Notice of AGM. (To approve a general mandate to the Directors to repurchase shares not exceeding 10% of the existing issued share capital)	2,101,599,906 (99.99%)	9,932 (0.01%)
6.	Ordinary Resolution in Item No. 6 of the Notice of AGM. (To approve a general mandate to the Directors to issue shares not exceeding 20% of the existing issued share capital)	1,555,168,820 (74.32%)	537,388,839 (25.68%)
7.	Ordinary Resolution in Item No. 7 of the Notice of AGM. (To extend the general mandate to be given to the Directors to issue shares by the addition thereto the shares repurchased by the Company)	2,045,642,044 (97.35%)	55,744,716 (2.65%)
8.	Ordinary Resolution in Item No. 8 of the Notice of AGM. (To adopt share option scheme)	1,557,039,494 (75.07%)	517,050,706 (24.93%)
9.	Ordinary Resolution in Item No. 9 of the Notice of AGM. (To approve the alteration of share option scheme of NWS Holdings Limited)	1,567,019,536 (75.22%)	516,197,445 (24.78%)
As more than 50% of the votes were cast in favour of the above resolutions, they were duly passed as ordinary resolutions.			

The total number of shares entitling holders to attend and vote for or against all the resolutions at the AGM was 3,663,884,647 shares. There were no shares entitling holders to attend and vote only against the resolutions at the AGM.

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 24 November 2006

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor) and Mr. LEE Luen-Wai, John.

"Please also refer to the published version of this announcement in The Standard."